R. Stuart Wells		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.
William A. Ruskin, 1		Patrick A. Williams	Alexander Petrenko
Bernard Pinsky, 4		Roy A. Nieuwenburg	William C. Helgason
William D. Holder		Nigel P. Kent, 1	Douglas W. Lahay
David W. Kington		Diane M. Bell	Anne L.B. Kober
R. Brock Johnston		Neil P. Melliship	Kenneth K.C. Ing, 12, 13
Darren T. Donnelly		Mark S. Weintraub	Kevin J. MacDonald
Don C. Sihota		R. Barry Fraser	James A. Speakman
Ethan P. Minsky, 6, 7, 9		Brock H. Smith	Nicole M. Byres
Peter Kenward		D. Lawrence Munn, 8	John C. Fiddick
R. Glen Boswall		Virgil Z. Hlus, 5	Stewart L. Muglich, 8
Samantha Ip		Jonathan L.S. Hodes, 1, 5	Mark J. Longo, 2
Aaron B. Singer		L.K. Larry Yen, 10	Amy A. Mortimore
Jane Glanville		Brent C. Clark	Conrad Y. Nest, 10
Richard T. Weiland		Cam McTavish	Valerie S. Dixon
Allyson L. Baker, 2		Warren G. Brazier, 4	Veronica P. Franco
Krista Prockiw		Jeffrey F. Vicq, 3	C. Michelle Tribe
James T. Bryce		Satinder K. Sidhu	Vikram Dhir, 1
Adam M. Dlin		Oliver C. Hanson, 1	Rina J. Jaswal
Sarah W. Jones		Anna D. Sekunova	Jun Ho Song, 4, 8, 11
Shauna K.H. Towriss		Kyle M. Wilson	Jennifer R. Loeb
Heather M. Hettiarachchi		Eric T. Pau	Pratibha Sharma
Angela M. Blake		Seva Batkin	Christina J. Kim
Victor S. Dudas		Craig V. Rollins	Rong (Lauren) Liang
Rachelle J. Mezzarobba
Of Counsel:	Derek J. Mullan Q.C.
James M. Halley Q.C.
Associate Counsel:	Michael J. Roman
Reply Attention of	Jun Ho Song
Direct Tel.	604.743.3106
EMail Address	jhs@cwilson.com
Our File No.	29741-0002 / CW4178896.1
		Certain lawyers have been admitted to practice in one or more of the
		following jurisdictions as indicated beside each name:

		Canada	United States		International
		1 Alberta	4	California	12 Hong Kong
		2 Ontario	5	Colorado	13 United Kingdom
		3 Saskatchewan	6	District of Columbia
			7	Florida
			8	New York
			9	Virginia
			10 Washington
			11 Nevada

March 17, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
United States of America

Attention:	H. Roger Schwall, Assistant Director
Timothy Levenberg, Special Counsel
Douglas V. Brown, Staff Attorney

Dear Sirs/Mesdames:

Re:	Argentex Mining Corporation
Registration Statement on Form S-4 (the “Form S-4”)
File No. 333-171729
Filed January 14, 2011

Thank you for your letter of March 16, 2011 with respect to the above-noted filing by Argentex Mining Corporation (the “Company”). We provide below the Company’s responses to your comments. We are also providing a blacklined copy of the Company’s pre-effective amendment no. 2 to the Form S-4. For your ease of reference, the Company’s responses are numbered in a manner that corresponds with your comments.

Material United States Federal Income Tax Consequences, page 39

1.

The Company revised the Form S-4 according to your comment. The reference to IRC § 351 in the opinion was an error (the opinion should have referred to IRC § 368(a)(1)(F)). The Company has obtained and is filing a revised opinion with the correct reference.

2.	The Company obtained and is filing a revised consent.

HSBC Building       800 – 885 West Georgia Street       Vancouver BC V6C 3H1       Canada       Tel.: 604.687.5700       Fax: 604.687.6314      www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Material Canadian Federal Income Tax Consequences, page 43

3.	The Company removed this suggestion.

 The Company removed this suggestion.

Exhibits, page 227

4.	The Company revised the exhibit list accordingly.

We look forward to any further comments you may have regarding the Form S-4 or with respect to our responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3106.

Yours truly,

CLARK WILSON LLP

Per: /s/ Jun Ho Song

Jun Ho Song

Encl.

cc:   Argentex Mining Corporation